TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

Member's equity - January 1, 2015	$ 3,270,646
Stock based compensation	186,810
Net income	337,055
Member's equity - December 31, 2015	$ 3,794,511

See notes to financial statements.